Exhibit 99.2

PRESS RELEASE

For immediate release

NMG and Government of Canada Execute Updated Binding Offtake and Marketing Framework for Matawinie Graphite

+	Updated binding long-form term sheet with the Government of Canada setting out principal commercial terms for the supply, storage, and resale of graphite concentrate from NMG’s Phase-2 Matawinie Mine.

+	Framework covers 30,000 tpa purchase commitment over a seven-year term, subject to customary conditions precedent including governmental appropriations and NMG’s positive FID.

+	Pricing based on a North American fixed price with an annual inflation adjustment.

+	Marketing structure allows NMG to resell Canada’s committed volumes, with an upside-sharing mechanism on proceeds above the fixed price, and the ability for Canada to store product.

+	NMG’s Phase-2 Matawinie Mine actively progressing toward FID on the back of a fully committed senior secured project debt commitment of US$335 million with EDC and CIB, and advanced negotiations with strategic investors.

MONTRÉAL, CANADA, March 26, 2026 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) has executed an updated binding long-form term sheet with the Government of Canada, represented by Public Services and Procurement Canada (“PSPC”), setting out the principal commercial terms for the supply, storage and resale of graphite concentrate from the Company’s Phase-2 Matawinie Mine in Québec, Canada.

Eric Desaulniers, Founder, President, and CEO of NMG, stated: “This updated framework with the Government of Canada is another key step in reinforcing the bankability of our Phase-2 Matawinie Mine and our positioning among the G7 and allied countries as a local, dependable, and responsible graphite source. The contemplated supply, storage and marketing structure is designed to support Canada’s strategic ambitions while preserving commercial agility for NMG as we advance toward definitive agreements and a final investment decision (“FID”).”

The updated binding long-form term sheet advances work toward definitive transaction agreements, with Canada committing to purchase 30,000 tonnes per annum (“tpa”) of flake graphite concentrate from the Matawinie Mine on a take-or-pay basis over a seven-year term. Pricing for the committed volumes is based on the North American fixed price set out in the parties’ October 31, 2025 term sheet, subject to an annual inflation adjustment aligned with the Industrial Product Price Index. The marketing framework allows NMG to resell Canada’s committed volumes – a basket of products ranging from fine to large and jumbo flakes at a minimum 94% Cg purity level – with a 50-50 upside-sharing mechanism where resale proceeds exceed the fixed price.

The binding long-form term sheet is subject to satisfaction of customary conditions precedent, including the completion of governmental approvals and appropriations processes, and a positive FID on NMG’s Matawinie Mine.

This binding commercial term sheet complements NMG’s offtake agreements with Panasonic Energy Co., Ltd., a wholly owned subsidiary of Panasonic Holdings Corporation (TYO: 6752), and Traxys North America LLC, which collectively account for more than 70% of the Phase-2 Matawinie Mine future graphite concentrate production. Attesting to the project’s bankability, these agreements are aligned with senior lenders and strategic investors’ requirements in view of the project financing.

NMG’s Phase-2 Matawinie Mine project financing is advancing with a fully committed senior secured project debt commitment letter of US$335 million from Export Development Canada (“EDC”) and the Canada Infrastructure Bank (“CIB”), providing a long-tenor, flexible project-finance structure with competitive rates and repayment terms. The debt commitment represents a first step in NMG’s financing schedule and supports a clear path to FID, underpinned by long-term offtake arrangements that enhance bankability and revenue visibility, and by a shovel-ready project substantially de-risked through detailed engineering, site preparatory work, key permits, and instrumental agreements with the Atikamekw First Nation and the local community.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to, the Credit Facilities, the intended development of the Matawinie Mine and the intended development of the First-Stage Bécancour Battery Material Plant, the Company’s ability to successfully execute definitive agreements in respect of the Credit Facilities, on the terms and conditions described therein and/or as set forth in the Commitment Letter or at all, completion of due diligence by EDC and CIB, the satisfaction of conditions precedent and customary closing conditions, the expected use of proceeds, the Company’s ability to secure a positive FID for the Phase-2 Matawinie, the Company’s ability to negotiate and complete strategic offtakes and equity investments and the terms and conditions thereof, the completion of the Phase-2 Matawinie Mine, the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy for the Matawinie Mine and the First-Stage Bécancour Battery Material Plant, the results of the 2025 Matawinie Mine Feasibility Study, the ability of all contractors and suppliers of the Company to deliver in accordance with their commitment, the expected results and anticipated benefits for the communities involved, including the Atikamekw First Nation of Manawan and the local community of Saint-Michel-des-Saints, the impact of the market perspective for the Company, and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the ability of the Company to enter into definitive agreements with respect to the Credit Facilities, the results of the due diligence of EDC and CIB, the ability of the Company to be able to satisfy all conditions precedent and conditions to closing in respect of the Credit Facilities, the ability of the Company to negotiate and complete strategic offtakes and equity investments, the business relationship between the Company and its stakeholders, the ability to obtain sufficient financing for the development of the Matawinie Mine and the Bécancour Battery Material Plant and the First-Stage Bécancour Battery Material Plant, and the Company’s ability to satisfy the various due diligence processes, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, availability of financing or financing on favorable terms for the Company, delays in finalizing the definitive agreements, delays in reaching FID, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.

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